SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934*

MBIA Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

55262C100
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

IGOR KIRMAN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

August 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NameS of Reporting PersonS. Warburg Pincus Private Equity X, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
26-0849130
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
73,452,685†§
	9	sole dispositive power
0
	10	shared dispositive power
73,452,685†§
11		aggregate amount beneficially owned by each reporting person
73,452,685†§
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
33.2%†§*
14		type of reporting person*
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by Warburg Pincus Private Equity X, L.P. ("WP X") that are exercisable for a total of 27,829,808 shares of Common Stock, as further detailed in Item 5.

*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 192,971,908 shares of MBIA Common Stock outstanding as of August 5, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NameS of Reporting PersonS. Warburg Pincus X, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
26-0403670
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
73,452,685†§
	9	sole dispositive power
0
	10	shared dispositive power
73,452,685†§
11		aggregate amount beneficially owned by each reporting person
73,452,685†§
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
33.2%†§*
14		type of reporting person*
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 27,829,808 shares of Common Stock, as further detailed in Item 5.

*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 192,971,908 shares of MBIA Common Stock outstanding as of August 5, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NameS of Reporting PersonS. Warburg Pincus X LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
26-0403605
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		citizenship or place of organization
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
73,452,685†§
	9	sole dispositive power
0
	10	shared dispositive power
73,452,685†§
11		aggregate amount beneficially owned by each reporting person
73,452,685†§
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
33.2%†§*
14		type of reporting person*
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 27,829,808 shares of Common Stock, as further detailed in Item 5.

*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 192,971,908 shares of MBIA Common Stock outstanding as of August 5, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NameS of Reporting PersonS. Warburg Pincus Partners llc I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-4069737
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		citizenship or place of organization
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
73,452,685†§
	9	sole dispositive power
0
	10	shared dispositive power
73,452,685†§
11		aggregate amount beneficially owned by each reporting person
73,452,685†§
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
33.2%†§*
14		type of reporting person*
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 27,829,808 shares of Common Stock, as further detailed in Item 5.

*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 192,971,908 shares of MBIA Common Stock outstanding as of August 5, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NameS of Reporting PersonS. Warburg Pincus & Co. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-6358475
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		citizenship or place of organization
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
73,452,685†§
	9	sole dispositive power
0
	10	shared dispositive power
73,452,685†§
11		aggregate amount beneficially owned by each reporting person
73,452,685†§
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
33.2%†§*
14		type of reporting person*
PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 27,829,808 shares of Common Stock, as further detailed in Item 5.

*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 192,971,908 shares of MBIA Common Stock outstanding as of August 5, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NameS of Reporting PersonS. Warburg Pincus LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
13-3536050
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		citizenship or place of organization
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
73,452,685†§
	9	sole dispositive power
0
	10	shared dispositive power
73,452,685†§
11		aggregate amount beneficially owned by each reporting person
73,452,685†§
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
33.2%†§*
14		type of reporting person*
OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 27,829,808 shares of Common Stock, as further detailed in Item 5.

*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 192,971,908 shares of MBIA Common Stock outstanding as of August 5, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NameS of Reporting PersonS. Charles R. Kaye I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		citizenship or place of organization
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
73,452,685†§
	9	sole dispositive power
0
	10	shared dispositive power
73,452,685†§
11		aggregate amount beneficially owned by each reporting person
73,452,685†§
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
33.2%†§*
14		type of reporting person*
IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 27,829,808 shares of Common Stock, as further detailed in Item 5.

*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 192,971,908 shares of MBIA Common Stock outstanding as of August 5, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

1		NameS of Reporting PersonS. Joseph P. Landy I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) □
(b) x
3		SEC USE ONLY

4		SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	□

6		citizenship or place of organization
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
73,452,685†§
	9	sole dispositive power
0
	10	shared dispositive power
73,452,685†§
11		aggregate amount beneficially owned by each reporting person
73,452,685†§
12		check if the aggregate amount in row (11) excludes certain shares (See INstructions)* □

13		percent of class represented by amount in row (11)
33.2%†§*
14		type of reporting person*
IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

§ Includes warrants held by WP X that are exercisable for a total of 27,829,808 shares of Common Stock, as further detailed in Item 5.

*Calculation based on the total number of shares of Common Stock outstanding calculated as the sum of 192,971,908 shares of MBIA Common Stock outstanding as of August 5, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above.

                This Amendment No. 5 (this “Amendment”) further amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on February 8, 2008 and as amended by Amendment No. 1 on February 14, 2008, by Amendment No. 2 on March 9, 2009, by Amendment No. 3 on March 13, 2009 and by Amendment No. 4 on December 10, 2009 (as amended, this “Schedule 13D”) and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WP X Partners” and, together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership and the sole general partner of each of the WP X Funds (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the sole general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WPP LLC”), Warburg Pincus & Co., a New York general partnership and the managing member of WPP LLC (“WP”), Warburg Pincus LLC, a New York limited liability company that manages each of the WP X Funds (“WP LLC”), and Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC (each of the foregoing, a “Warburg Pincus Reporting Person” and collectively, the “Warburg Pincus Reporting Persons”).  This Amendment relates to the common stock, par value $1.00 per share (the “Common Stock”), of MBIA Inc., a Connecticut corporation (“MBIA”). Unless otherwise indicated herein, each capitalized term used but not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

                Item 3 is hereby amended by inserting the following at the end thereof:

                WP X purchased the New Warrant pursuant to the Investment and Settlement Agreement (each as defined below).  The total purchase price for the New Warrant of $8,386,730.63, representing $4.39 per underlying share, was reduced by a cash settlement payment of $1,124,212.81 owed by MBIA to WP X pursuant to the Investment and Settlement Agreement.  The net consideration of $7,262,517.82 was paid by surrendering to MBIA 536,375 shares of MBIA’s Common Stock (519,747 shares of which were owned by WP X and 16,628 shares of which were owned by WP X Partners) based on a per share valuation of $13.54.

Item 4. Purpose of the Transaction

                Item 4 is hereby amended by inserting the following at the end thereof:

The Investment and Settlement Agreement

                Under the terms of a settlement agreement between MBIA and Bank of America Corporation, MBIA issued to Blue Ridge Investments, L.L.C. on May 6, 2013 a five year warrant to purchase 9,942,458 shares of Common Stock at an exercise price of $9.59 per share (the “BoA Warrant”).  WP X and MBIA disagreed as to whether, in connection with the issuance of the BoA Warrant, WP X is entitled to exercise its gross-up rights pursuant to the Investment Agreement.  Following discussions between the parties, on August 5, 2013, MBIA issued a warrant (the “New Warrant”) to WP X pursuant to the Investment and Settlement Agreement and Waiver and Release, dated August 5, 2013 (the “Investment and Settlement Agreement”), between WP X, MBIA and, solely for purposes of Section 1.3 of the Investment and Settlement Agreement, WP X Partners.

                The foregoing summary of the Investment and Settlement Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment and Settlement Agreement, a copy of which is attached as Exhibit 9 to this Schedule 13D, and which is incorporated herein by reference.

The New Warrant

                The New Warrant is currently exercisable to purchase 1,910,417 shares of Common Stock at a price of $9.59 per share. The New Warrant is subject to transfer restrictions for up to six months.  The New Warrant is exercisable in whole or in part any time beginning on August 5, 2013 until August 5, 2018. The exercise price and the number of shares of Common Stock issuable upon exercise of the New Warrant are subject to certain anti-dilution adjustments. Any exercise of the New Warrant must occur on a net exercise basis.

                The foregoing summary of the New Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the New Warrant, a copy of which is being filed as Exhibit 10 to this Schedule 13D, and which is incorporated herein by reference.

Anti-Dilution Adjustments Resulting from Issuance of BoA Warrant

            The issuance of the BoA Warrant triggered certain anti-dilution adjustments under the terms of WP X’s (1) Warrant, dated as of January 30, 2008, originally exercisable for 8,698,920 shares of Common Stock at an original exercise price of $40.00 per share (the “Warrant”), (2) B-Warrant, dated as of January 30, 2008, originally exercisable for 7,430,112 shares of Common Stock at an original exercise price of $40.00 per share (the “B-Warrant”), (3) B2-Warrant, dated as of February 6, 2008, originally exercisable for 3,870,000 shares of Common Stock at an original exercise price of $16.20 per share (“B2-Warrant 1”), and (4) B2-Warrant, dated as of February 6, 2008, originally exercisable for 130,000 shares of Common Stock at an original exercise price of $16.20 per share (“B2-Warrant 2” and, together with the Warrant, the B-Warrant and the B2-Warrant 1, the “Original Warrants”) (subject in each case to adjustments for certain issuances of common stock, stock splits, stock subdivisions, stock reclassifications, stock combinations, other distributions, certain repurchases, business combinations and similar actions).  As a result of the anti-dilution adjustments, (a) the Warrant is now exercisable for 11,819,185 shares at an exercise price of $29.44 per share, (b) the B-Warrant is now exercisable for 10,095,261 shares at an exercise price of $29.44 per share, (c) the B2-Warrant 1 is now exercisable for 3,874,784 shares at an exercise price of $16.18 per share, and (d) the B2-Warrant 2 is now exercisable for 130,161 shares at an exercise price of $16.18 per share.

Item 5. Interest in Securities of the Issuer

                Items 5(a) and 5(b) are hereby amended by replacing them in their entirety with the following:

                (a)           WP X (i) is the beneficial owner of 45,622,877 shares of Common Stock (over which it exercises both voting and investment power) and (ii) is the beneficial owner of the New Warrant and the Original Warrants, which are exercisable for a total of 27,829,808 shares of Common Stock, collectively representing approximately 33.2% of the outstanding shares of Common Stock (percentages in this Item 5 are based on the 192,971,908 shares of MBIA Common Stock outstanding as of June 30, 2013, based on information included in MBIA’s Form 10-Q (for the period ended June 30, 2013), plus the 27,829,808 shares of Common Stock for which warrants issued to WP X are exercisable and that are included in the amount beneficially owned by WP X above).

                Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 73,452,685 shares of Common Stock. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy disclaims beneficial ownership of the shares of Common Stock and the warrants in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Schedule 13D is a beneficial owner of the Common Stock or the warrants in which WP X has beneficial ownership.

                (b)           See Item 5(a) above.

                Item 5(c) is hereby amended by inserting the following at the end thereof:

                (c)           See “The Investment and Settlement Agreement”, “The New Warrant” and “Anti-Dilution Adjustments Resulting from Issuance of BoA Warrant” referenced in Item 4 above.

Item 7. Material To Be Filed as Exhibits

                In addition to the exhibits previously filed with the Schedule 13D, the following additional exhibits are filed herewith:

9

Investment and Settlement Agreement and Waiver and Release, dated as of August 5, 2013, by and between Warburg Pincus Private Equity X, L.P., MBIA Inc. and, solely for purposes of Section 1.3 thereof, Warburg Pincus X Partners, L.P.

10

Warrant, dated as of August 5, 2013, to purchase 1,910,417 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed on August 7, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2013

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners LLC, its sole member

By: Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare
Title:  Attorney-in-Fact*

WARBURG PINCUS X PARTNERS, L.P.

By: Warburg Pincus X, L.P., its general partner

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners LLC, its sole member

By: Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare
Title:  Attorney-in-Fact*

WARBURG PINCUS X, L.P.

By: Warburg Pincus X LLC, its general partner

By: Warburg Pincus Partners LLC, its sole member

By: Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare
Title:  Attorney-in-Fact*

WARBURG PINCUS X LLC

By: Warburg Pincus Partners LLC, its sole member

By: Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare
Title:  Attorney-in-Fact*

WARBURG PINCUS PARTNERS LLC

By: Warburg Pincus & Co., its managing member

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare
Title:  Attorney-in-Fact*

WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare
Title:  Attorney-in-Fact*

WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare

Name:  Scott A. Arenare
Title:  Managing Director

CHARLES R. KAYE

By: /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Attorney-in-Fact*

JOSEPH P. LANDY

By: /s/ Scott A. Arenare

Name:  Scott A. Arenare

Title:  Attorney-in-Fact*

* The Power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 11, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
(see  18 U.S.C. 1001)

INDEX OF EXHIBITS

Exhibit	Name
1

Joint Filing Agreement, dated as of February 8, 2008, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X LLC, Warburg Pincus Partners LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy**

2

Amended and Restated Investment Agreement, dated as of February 6, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

3	Warrant, dated as of January 30, 2008, to purchase 8,598,920 Shares of Common Stock of MBIA Inc.**
4	B-Warrant, dated as of January 30, 2008, to purchase 7.430,112 Shares of Common Stock of MBIA, Inc.**
5

B2- Warrant, dated as of February 6, 2008, to purchase 3,870,000 Shares of Common Stock of MBIA, Inc. (incorporated by reference to Exhibit 4.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

6

B2-Warrant, dated as of February 6, 2008, to purchase 130,000 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)

7	Form of Certificate of Amendment (incorporated by reference to Exhibit D of Exhibit 10.1 to MBIA Inc.’s Current Report on Form 8-K, filed on February 7, 2008)
8	Letter Agreement, dated as of February 13, 2008, by and between MBIA Inc. and Warburg Pincus Private Equity X, L.P.**
9

Investment and Settlement Agreement and Waiver and Release, dated as of August 5, 2013, by and between Warburg Pincus Private Equity X, L.P., MBIA Inc. and, solely for purposes of Section 1.3 thereof, Warburg Pincus X Partners, L.P., filed hereto as Exhibit 9.

10

Warrant, dated as of August 5, 2013, to purchase 1,910,417 Shares of Common Stock of MBIA Inc. (incorporated by reference to Exhibit 4.2 to MBIA Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed on August 7, 2013).

**Previously filed.